UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
January 1, 2000 to March 31, 2000

In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. ("Energy") and EnerShop, Inc. ("EnerShop"), that during the period from January 1, 2000 through March 31, 2000 (the "Reporting Period"):

Guarantees:

             Obilgor                 Amount               Beneficiary
             -------                 ------               -----------
           CSW/Energy             $ 32,341,788        Eastex Engineers &
                                                       Constructors (JV)
           CSW/Energy               17,500,000       Eastman Chemical Co.
             Energy                 16,615,774     Aarlborg Industries, Inc.
             Energy                  1,614,999      Westdeutsche Landesbank
                                  --------------
        Total Guarantees          $ 68,072,561
                                  ==============


Letters of Credit

             Obligor                 Amount               Beneficiary
             -------                 ------               -----------
            CSW/CSWE                $1,200,000         General Electric
          CSW/Enershop               4,400,000        State of Louisiana
                                  --------------
     Total Letters of Credit       $ 5,600,000
                                  ==============


Authorization in Order 70-9083    $250,000,000
Total Guarantees and Letters of
Credit                             (73,672,561)
                                  --------------
Unused Authorization              $176,327,439
                                  ==============


      Amounts shown are aggregate outstanding amounts as of March 31, 2000.

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.


      Dated:            May 25, 2000


                              CENTRAL AND SOUTH WEST CORPORATION
                                CSW ENERGY, INC.
                                 ENERSHOP, INC.

                              BY: CENTRAL AND SOUTH WEST CORPORATION

                              BY: /s/ Lawrence B. Connors
                                      Lawrence B. Connors
                                      Controller